Exhibit 99.1

Mercurity Fintech Holding Inc. to Pursue Strategic Collaboration with M2M Capital and Chaince Securities to Advance AI-Powered Valuation and Tokenization Solutions for Private Markets

Collaboration Would Integrate Real-Time AI Valuation Intelligence with Institutional-Grade Tokenization Infrastructure to Enhance Liquidity and Price Discovery

NEW YORK, NY, Nov. 11, 2025 (GLOBE NEWSWIRE) -- Mercurity Fintech Holding Inc. (NASDAQ: MFH) (the “Company,” “we,” “us,” “our company,” or “MFH”), a blockchain-powered fintech group, today announced that it has entered into a non-binding Memorandum of Understanding to pursue a strategic collaboration with M2M Capital Inc. (“M2M”), an AI-powered valuation and analytics platform, and Chaince Securities, LLC (“Chaince”), MFH’s registered broker-dealer subsidiary.

The collaboration is intended to bring together M2M’s proprietary AI-powered valuation technology, MFH’s on-chain infrastructure and tokenization capabilities, and Chaince’s broker-dealer execution platform to develop an integrated platform for real-time asset valuation, tokenization, and secondary market liquidity in private markets.

Private markets have historically been affected by limited price transparency, illiquidity, and inefficient valuation processes. This collaboration has the potential to address these structural challenges by combining AI, blockchain technology, and regulatory-compliant distribution channels to develop a comprehensive solution.

Through M2M’s proprietary valuation technology, which is built on a foundation of capital markets knowledge and an advisory board comprising leaders in finance, technology, and regulation, it is intended that Chaince clients and private placement networks would gain access to institutional-grade analytics that align with the market’s growing demand for liquidity and price discovery.

The companies intend to begin by developing a pilot integration of M2M’s AI-powered valuation platform into MFH’s infrastructure, which is expected to serve as proof of concept for real-time, data-driven valuation of private-market assets and their subsequent tokenization on a compliant, institutional-grade platform. Following the pilot, the parties plan to introduce a pipeline of issuers over the next twelve months through a standardized onboarding framework.

“This agreement to pursue a strategic collaboration represents a significant milestone in MFH’s evolution as a leader at the intersection of traditional finance and blockchain technology,” said Wilfred Daye, Chief Strategy Officer of MFH and Chief Executive Officer of Chaince. “By integrating M2M’s sophisticated AI-powered valuation capabilities with our tokenization infrastructure and Chaince’s broker-dealer platform, we intend to address fundamental inefficiencies in private markets while giving clients greater clarity and efficiency in deal execution that align with evolving regulatory frameworks and institutional requirements.”

“Private markets are entering a new era where real-time data defines value,” said Cristina Chen-Oster, Founder and Chief Executive Officer of M2M. “Collaborating with Chaince and MFH is intended to bring digital asset capability to an area that’ long lacked efficiency, which would help companies and investors make faster, more confident decisions.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

About M2M Capital Inc.

M2M Capital is an AI-powered valuation and analytics platform delivering real-time, independent, and data-driven valuation insights and liquidity solutions across digital and traditional assets. Drawing on specialized knowledge and an advisory board representing leadership across capital markets, investment management, accounting, academia, and regulatory bodies, M2M aims to bridge the gap between human judgment and machine intelligence in modern finance.

Led by Founder and Chief Executive Officer Cristina Chen-Oster, CFA, CDI.D, and Co-Founder and Head of Strategic Partnerships Marc Pfeffer, M2M’s leadership team possesses more than six decades of combined experience from leading institutions including Goldman Sachs, Deutsche Bank, and CLS Investments.

About Chaince Securities, LLC

Chaince Securities, LLC is a U.S.-registered broker-dealer and investment banking firm specializing in private placements, structured financings, and digital-asset market solutions. A subsidiary of Mercurity Fintech Holding Inc. (NASDAQ: MFH), Chaince operates at the intersection of traditional and digital finance, providing compliant pathways for corporate issuers and institutional investors to access blockchain-enabled capital markets.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. The MOU is not binding and there cannot be any assurance that the Company, M2M and Chaince will enter into a definitive agreement. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: mfhfintech@iecapitalusa.com